155 Plant Avenue

Hauppauge, NY 11788

(631) 521-7831

July 31, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristin Baldwin

Re:	AmpliTech Group, Inc.
Registration Statement on Form S-3
File No. 333-288863

Acceleration Request
Requested Date: August 4, 2025
Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned registrant respectfully requests that the effective date of its Registration Statement on Form S-3 as amended, (File No. 333-288863) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on August 4, 2025, or as soon thereafter as is practicable. In making this acceleration request, the undersigned acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact our counsel Daniel B. Eng of Lewis Brisbois Bisgaard & Smith LLP at 415.262.8508.

Very Truly Yours,

AmpliTech Group, Inc.

/s/ Fawad Maqbool
Fawad Maqbool, Chief Executive Officer

cc: Daniel B. Eng, Lewis Brisbois Bisgaard & Smith LLP